Exhibit 99.1

NYSE-A: ROY	NR 09-14
TSX: IRC	July 24, 2009

INTERNATIONAL ROYALTY CLOSES ON

C$7.5 MILLION OVER-ALLOTMENT OPTION

DENVER, COLORADO – July 24, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (“IRC”) is pleased to announce that it closed today on the full over-allotment option (the “Option”) associated with IRC’s recent bought-deal financing (the “Offering”).  The Option of 2,115,000 shares was fully subscribed at a price of C$3.55 per share for gross proceeds of C$7,508,250.  Closing of the Option brings total gross proceeds from the Offering to C$57,563,250, and net proceeds to approximately C$54.1 million.  IRC’s total common shares outstanding after the issue are 94,695,356 shares.

The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons without registration unless an exemption from registration is available.  This news release does not constitute an offer for sale of securities in the United States.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com